EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Predecessor					Nine Months Ended December 31,
	Historical
	Year ended March 31,
	2000	2001	2002	2003	2004	2003	2004
Earnings:
Income (loss) from operations before income taxes	$15,142	$(3,575)	$2,298	$19,109	$(25,189)	$(20,017)	$(31,694)
Plus fixed charges	3,449	6,466	7,809	6,235	15,521	7,833	25,472

Earnings	$18,591	$2,891	$10,107	$25,344	$(9,668)	$(13,184)	$(6,222)

Fixed charges:
Interest expense, including amortization of debt issue costs	$1,276	$3,034	$3,510	$4,162	$13,148	$5,556	$24,811
Estimated interest factor of rental expense	2,173	3,432	4,299	2,073	2,373	2,277	661

Fixed charges	$3,449	$6,466	$7,809	$6,235	$15,521	$7,833	$25,472

Ratio of Earnings to Fixed Charges (1)	5.4	—	1.3	4.1	—	—	—

(1)	For the purposes of calculating the ratio of earnings to fixed charges, (1) earnings consist of earnings (loss) before fixed charges and income taxes and (2) fixed charges consist of interest expense on all indebtedness, including capital lease obligations. During the periods presented, no interest costs have been capitalized. The amount by which fixed charges exceeded earnings was $3,575 for the fiscal year ended March 31, 2001, $25,189 for the fiscal year ended March 31, 2004, $21,017 for the nine months ended December 31, 2003 and $31,694 for the nine months ended December 31, 2004.